Exhibit (c)(iii)(A)

Budget Speech

2012-13

Budget Paper No. 1

Circulated by The Hon. Mike Baird MP, Treasurer, New South Wales

New South Wales

2012-13 Budget Speech

Delivered on 12 June 2012 by

The Hon. Mike Baird MP Treasurer of New South Wales

Madam Speaker

This Budget builds for the future of New South Wales.

It builds on the results delivered in the first year of this Government.

This Budget shows we are getting on with the job of building a stronger New South Wales.

We have laid the foundations.

Now we take the next steps in rebuilding a stronger New South Wales.

At the heart of this Budget is an innovative new package to revitalise the housing and construction sector.

The people of this State want to see New South Wales recover.

They want to see the path to a prosperous future.

They want a government that acts in their best interests and delivers for them.

Today we are taking the decisions for a stronger tomorrow.

This Budget is set against the backdrop of a highly volatile global economy.

It comes at a time when indecision and policy paralysis in Canberra is creating uncertainty.

We have taken many difficult decisions, some will not be popular, but they are the right decisions for challenging economic times.

We need to set a clear direction. We cannot afford to stand still.

Failing to act now will jeopardise the future prospects of this State.

This Government will not let that happen.

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Madam Speaker

We on this side of the chamber stand for smaller government.

We stand for fairer taxes.

We believe in spending taxpayers’ dollars wisely.

We believe that government must get out of the way of peoples’ daily lives, and

We believe being responsible with our finances today, provides opportunities for the future.

Expense growth now under control

The Liberal-National Government has delivered as promised in our first year in office.

The Commission of Audit clearly articulated that a lack of expenditure control had put New South Wales on an unsustainable financial future. We committed to bring government spending under control and we have delivered.

In 2011-12 expenses are expected to grow almost 2 percentage points less than was forecast.

For the first time since 1995, the NSW Government recorded expense growth lower than forecast. This is the key to our fiscal future.

Expenses growth has fallen from 8 per cent in 2009-10 to a forecast 3 per cent in 2013-14.

Over the four years to 2015-16, forecast expense growth will average 3.3 per cent - below the expected average revenue growth for the same period of 3.9 per cent.

We will continue to rein in expenses.

This is a monumental turnaround that has brought many challenges.

The best predictor of future performance is to look at past performance. Our track record shows we can achieve our expense forecasts. It is imperative that we do.

This is sustainable fiscal policy.

In addition to this fiscal restraint, we have outlined our strategic priorities in NSW2021.

Over the past year we have undertaken much needed reform.

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We have acted to restore fiscal responsibility, through many measures. We have:

•	introduced the new Fiscal Responsibility Bill, with the key aim of retaining the State’s triple-A credit rating

•	legislated a wages policy limiting the cost of public sector wage increases to 2.5 per cent

•	reformed the police death and disability scheme to make it sustainable, while supporting injured officers returning to work

•	reformed NSW electricity distribution networks to put downward pressure on prices

•	abolished non-essential government programs to give taxpayers value for money

•	closed idle prisons rather than waste taxpayers dollars on empty prison cells

•	signed a long term lease for Sydney’s desalination plant freeing up vital funds for infrastructure and

•	passed legislation to allow the sale of the State’s electricity generators.

We have also acted to reform services:

•	we have localised the public health services to give more say to those on the ground in the running of local hospitals

•

we have begun the ‘local schools, local decisions’ reform in education which empowers local principals and communities to implement the education resources they need in improving the opportunities of our kids and

•	we have launched long overdue reform of Railcorp and franchising Sydney Ferries putting customers at the front of all we do in transport.

It is a record that is changing the State. It is a record of which we can be proud.

We will now drive those savings even harder and get government out of programs and services where other providers can do it better.

This Government will be fiscally responsible and ensure there is not a return to the fiscal betrayal of the past.

We will make the decisions needed, not those that are easiest.

We will continue to live within our means and employ sound financial management to ensure a bright long-term outlook for the people of New South Wales.

We face many challenges, but we will continue to build a stronger New South Wales.

2011-12 Budget Result

As reported in our last Budget, this Government faced a fiscal trajectory that projected a loss of the triple-A credit rating. The turnaround is underway and this Budget continues this transformation.

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The 2011-12 Budget result is an estimated deficit of $337 million compared to last year’s Budget forecast of a $718 million deficit.

This is a remarkable turnaround given the $936 million lost in GST revenue this year, however rather than allow a $1.6 billion deficit that could have resulted, we immediately acted to further tighten expenditure control.

In addition, the 2011-12 result has also been impacted by the Federal Government’s actions to bring forward $690 million of road payments to New South Wales to help engineer its promised 2012-13 surplus.

Whilst the accounting shuffle benefits New South Wales this year, we lose this amount of revenue next year. It is a manoeuvre more about fiscal gymnastics from the federal government, rather than transparent reporting.

The public deserve to know the true position of their government’s finances.

Economic Outlook

Madam Speaker

This Budget is set against the backdrop of a highly volatile and uncertain global economic climate.

The global economy slowed significantly in the second half of 2011 amid concerns about the Euro zone debt crisis. The start of 2012 has not seen conditions improve. Global shocks to markets and confidence remain while the political uncertainty in the Euro zone is unresolved.

These harsh economic headwinds from Europe have buffeted our national economy. Globally there is an air of uncertainty and fragility about the economic climate.

New South Wales is not immune.

There is diminished confidence and a downturn in retail conditions.

More savings, means less consumption. Since the Budget last September, New South Wales has suffered a sharp decline in GST revenues.

Recent cuts to official interest rates are welcome, but economic indicators remain volatile.

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What this Budget delivers are the necessary actions to restore strength to our finances so we can be prepared and have the capacity to act further if needed.

We need to build the capacity to weather the incoming storms.

We need to invest for the future and lead with hope, when headlines suggest despair.

2012-13 Budget Result

The Government is committed to returning the State’s finances to a sustainable surplus.

The 2012-13 Budget contains measures to restrain expense growth, return the Budget to surplus and slow the growth in State net debt. Success from these measures will then allow the Government to spend in areas to grow and reform the economy.

In just nine months since September last year, the Commonwealth GST projections have collapsed, reducing New South Wales GST revenue by $5.2 billion over four years to 2014-15.

Notwithstanding the difficult decisions we took in the last Budget, we now need to address this additional challenge.

On top of the GST falling, the Federal Government’s accounting shuffles have reduced 2012-13 revenue by $690 million.

A further $234 million in Commonwealth funding allocated to infrastructure has been delayed beyond 2012-13.

Both these impacts weaken our 2012-13 result.

Notwithstanding many of the factors that have affected our bottom line are not of our own making, we as a Government will not sit idly by and do nothing.

Our actions since coming to office have delivered a $10 billion turnaround in the State’s bottom line.

We must take our medicine today, if we’re to be healthy tomorrow.

The forecast deficit in 2012-13 of $824 million is a result of significant expenditure reduction to meet the challenge we face, but I believe it balances the need to retain government spending in a fragile economy.

Once past these shocks the return on our difficult decisions becomes apparent, with Budget surpluses forecast for the next three years averaging $674 million.

I am pleased to confirm that in 2015-16 our projected surplus will be above $1 billion.

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Fiscal Responsibility

Madam Speaker

This Budget contains many difficult, tough decisions.

For too long New South Wales has lived beyond its means.

We have seen excessive public sector expenses growth.

We have seen money wasted on programs that fail to deliver outcomes.

Under this government we have put an end to that reckless approach.

This Government has restored openness and transparency to the Budget.

Today we build on that approach.

We will not allow a return to the days of hidden deficits, poor disclosure and expenditure spiralling out of control.

This Budget builds on the efficiencies and savings already identified and then delivered by this Government in our first Budget. We will continue to show restraint and spend taxpayers’ money with the care they would expect.

In Australia, Queensland and South Australia have paid the price for fiscal negligence and lost their triple-A ratings.

This Government will not stand by and risk that happening here.

Losing the triple-A for 10 years is estimated to cost New South Wales $3.75 billion – a cost this State can ill afford.

The deterioration in the State’s revenue position due to the write-down in the GST requires urgent and serious action. A further $2.4 billion in savings is identified in this Budget, building on those savings measures announced last year.

At a time when households are tightening their belts, this Government will do the same.

A labour expense cap will be introduced as a new savings measure across the public sector.

We have a target of a 1.2 per cent per annum reduction in labour costs growth. This is a decision not taken easily but a decision that needed to be made.

Election commitments have been protected. Nurses, police officers and teachers in schools have been quarantined from this measure.

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Directors General will be given as much flexibility as possible to achieve the savings in the most appropriate way to meet the service requirements of their agencies. If it was solely achieved through headcount this would equate to up to 10,000 jobs over four years.

This is in addition to the Government’s 2011-12 program of voluntary redundancies which remains on track to reach its goal of 5,000 positions.

The application of the 2.5 per cent wages policy to State Owned Corporations will deliver savings of approximately $100 million per year.

Public sector annual leave balances will be generally brought into line with the private sector.

Addressing the loss of GST Revenue

To help address the loss of GST revenue, the abolition of mortgage duty on business transactions, unquoted marketable securities duty and transfer duties on non-real business assets will be delayed by one year. Speeding fines will be brought into line with other states.

We give this commitment to the people of New South Wales – we will live within our means.

We have identified more than $1.24 billion in cuts to existing programs and will engage business to help deliver services better, while ensuring value for money is achieved.

These decisions are being taken to ensure government can continue to fund critical infrastructure, spend on much needed programs and services, protect our triple-A credit rating and maintain support for the vulnerable.

Having sustainable finances is the only way to achieve these aims.

Future surpluses will increasingly replace debt financing of infrastructure and provide a buffer for future economic shocks.

Ongoing Tax Reform

As part of the Standing Council on Federal Financial Relations, New South Wales is working with South Australia to develop proposals for the reform of state taxes.

There is general agreement that the current system of Commonwealth-State arrangements is unfair and needs to be made more efficient.

The key areas of reform being addressed with the other states are: harmonisation of taxes, a single portal for tax lodgement and broader tax reform.

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New South Wales is also examining the efficiency of its own taxes and is reviewing the funding arrangements for fire and emergency services. The current levy is one of the most inefficient taxes in the State.

Today we confirm that we will release a discussion paper on new funding arrangements for this levy.

Consultation with the community will be a key part of any reform and a full discussion will be undertaken with the community before it is finalised.

Infrastructure

The hard decisions in this Budget will enable the O’Farrell Government to invest in the economic drivers of this great State.

Madam Speaker

This State’s infrastructure needs were neglected for more than a decade.

Poor decisions were made.

Money was wasted on projects without proper analysis.

The Liberal-National Government will not go down this path.

Over the four years to 2015-16, the NSW Government will spend on average $1 billion more a year on infrastructure than over the past four years – this is in spite of a decline in Commonwealth capital funding.

When Federal Government stimulus spending is excluded, this average increases to $2.2 billion a year – an increase of 17 per cent over the past four years.

This is the right thing to do given this State’s infrastructure deficit and the need for government action.

It will also provide a shot in the arm of the economy at a time it needs a boost.

We will spend this money responsibly.

We will spend it on the projects that the experts recommend to be the most important and most beneficial to this State’s needs.

This Budget builds on our track record.

We remain committed to the North West and South West Rail Links, new Sydney Convention Centre, the Inner West Light Rail, widening of the M5 west, upgrades to the Princes and Pacific Highways, and the Northern Sydney Freight Corridor.

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The O’Farrell Government has established Infrastructure NSW – a body that will highlight the infrastructure needs of this great State on the basis of economic benefits, not political outcomes.

Madam Speaker

I am proud to announce in this Budget that $30 million has been set aside to commence preparations for a new Sydney Motorway, in the knowledge that Infrastructure NSW will include upgrading Sydney motorways in the State Infrastructure Strategy.

When Infrastructure NSW announces its priorities, the additional funding is in place and we are ready to go.

Sydney has been at a standstill for too long. It is time to get this great city moving again.

Funding New South Wales’s Infrastructure Needs

As our needs for more infrastructure grow, the Government is considering new and innovative ways to fund its infrastructure needs without raising the State’s debt burden and within the context of maintaining the State’s triple-A credit rating.

New South Wales has massive infrastructure needs after years of neglect and we face significant funding challenges.

We have successfully signed a long term lease of the Sydney Desalination plant for $2.3 billion and have launched a scoping study into the long term lease of Port Botany to release capital, improve competition and drive efficiencies on the waterfront.

Today I can confirm we will extend that scoping study to include a long term lease of Port Kembla as our advisors indicate that leasing this port could add substantial value to the Port Botany transaction.

From the proceeds, we will invest up to $100 million in infrastructure in the Illawarra as determined by Infrastructure NSW.

Today I can also confirm we are investigating the potential to securitise part of the future lottery revenue duties – a move to bring forward future revenues for today’s infrastructure.

Additionally, the Board of State Super, one of the largest superannuation schemes in Australia, has indicated a willingness to look for opportunities to potentially increase its exposure to domestic infrastructure assets.

Collectively these new approaches could provide hundreds of millions of dollars for infrastructure and we will pursue them with vigour.

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Building the State

Madam Speaker

The centrepiece of this Budget is the most significant overhaul of arrangements and incentives for the NSW housing and construction sector in decades.

When the Liberals and Nationals last left office in 1995 more than 55,000 new homes were approved in that year. In the last five years private housing approvals averaged just 30,000. NSW housing has not kept up with demand.

More Land, More Resources, More Infrastructure, More Support

We are committed to kickstart housing and construction activity across this great State.

We will deliver more land, more resources, more infrastructure and more support to the housing industry and to the economy.

The Building the State package will:

•	Fast track approvals for State significant projects,

•	Clear the backlog of stalled approvals,

•	Build vital infrastructure to unlock new housing, and

•	Redirect financial incentives to new housing.

The package will fast-track large scale housing proposals which demonstrate private sector readiness and local government endorsement.

Funding will be boosted to clear the backlog of stalled development applications on major projects which have the potential to contribute over $55 billion to the NSW economy, and support over 100,000 jobs.

We must clear the gridlock and get building.

Building the State also delivers $561 million to boost housing supply and get new homes onto the market more quickly.

Almost $500 million will target critical infrastructure, particularly in greenfield areas, to fast track new and upgraded roads, power, water and sewerage connections – projects that provide value for money and accelerate the release of up to 76,000 new properties across New South Wales.

Additionally, the existing Local Infrastructure Renewal Scheme will be expanded to facilitate up to $1 billion in local infrastructure.

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A further $50 million will be spent encouraging local councils with incentive payments to boost housing supply.

In simple terms, we are acting to encourage and reward faster approvals across the State.

Madam Speaker

For first home buyers of new homes, Building the State is the most generous scheme in Australia.

This scheme targets incentives where they are needed most, by shifting incentives to new homes.

From 1 October 2012, the First Home Owners Grant will more than double to $15,000 and then continue at $10,000 from 2014 for first time buyers of new properties.

The existing first home buyer stamp duty concessions will apply to new properties up to $650,000.

This Budget also introduces a new measure, the New Home Grant, providing $5,000 to all non-first homebuyers of new properties up to $650,000.

Madam Speaker

By better targeting incentives, by funding infrastructure and by clearing roadblocks to development, we will stimulate the housing and construction sector which forms such a critical part of the State’s economy.

These measures will complement the responsible and prudent decisions taken in this Budget to deliver essential programs and services and infrastructure for the people of this State.

Budget Measures

Madam Speaker

There are many highlights in this Government’s commitment to essential programs and services.

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Health

In Health, we are delivering:

•	a record $1.16 billion in capital works

•	500 new nurses

•	resources for an extra 50,000 emergency department visits

•	30,000 additional acute inpatient services and

•	funding for major new hospital works at Blacktown-Mt Druitt, Bega, Tamworth, Hornsby Ku-ring-gai, Parkes and Forbes hospitals.

Education

In Education, I am proud to announce this Budget invests in the education and schooling needs of our children.

•	six new schools

•	a 22 per cent increase in maintenance and

•	$98 million is allocated for early childhood education and care.

Police, Law and Order

In Policing and Justice, the O’Farrell Government is resourcing a stronger and better equipped police force.

•	400 more police, taking numbers to 16,356 by June 2014

•	610 transport command police officers

•	new court facilities, including $94 million for the Newcastle Justice Precinct.

Transport and Roads

We are getting on with the job of investing in transport and roads.

•	a further $3.3 billion over four years for the North West Rail Link

•	a further $1.4 billion over four years for the South West Rail Link

•	$148 million next year for improved access to railway stations, ferry wharves and transport interchanges

•	$1.5 billion to meet our commitment to complete the duplication of the Pacific Highway and

•	we will ease congestion and increase capacity in Sydney, widening the M2 and M5 motorways and upgrading roads such as Camden Valley Way and Richmond Road to support housing and employment growth.

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Tourism and Major Events

This Government will restore New South Wales as the events capital of Australia.

•	around $125 million per year to support tourism and major events and

•	funding for upgrades to the Opera House, the SCG and the State Library.

Regional New South Wales

Madam Speaker

The Liberal-National Government will not forget the people of regional New South Wales.

•

More than $1 billion for primary industries to help communities deliver natural resource management priorities, improve water and sewerage supply and sewerage for towns and communities across this great State.

•

We make our first payment under the Resources for Regions program, for projects in Singleton and Muswellbrook. This Government acknowledges the need to support those communities who support our broad economy.

•	Funding for key regional highways including the Princes, Great Western and Hume Highways, as well as for roads across the South Coast and Central Coast.

Cost of Living

Households across New South Wales are continuing to do it tough as higher cost of living pressures impact their daily lives.

For low income households this Budget provides $83 million for a new Family Energy Rebate, as well as delivering $180 million for the Low Income Household Rebate.

Additionally, $76 million is allocated for the Pensioner Council Rates Rebate Scheme.

Reforms to the State’s electricity and water companies will maintain reliability but put downward pressure on electricity and water prices.

As well, operating and capital efficiencies driven by the integration of electricity distribution networks will deliver more than $400 million in savings.

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Business confidence

In these tough economic times, the O’Farrell Government is by the side of small business.

Small business is the engine room of the economy and deserves the full support of government.

We want to roll out the red carpet for small business and roll up the red tape.

Our Jobs Action Plan has helped New South Wales weather the storms and we will continue to support targeted financial help to employers who create jobs and economic activity.

This Government is also committed to attracting business to New South Wales in key industries like financial services, manufacturing, defence procurement, health, education, construction, agriculture, mining and retail. And we will fund programs to attract and develop regional job opportunities.

Madam Speaker

Today I can confirm we will boost support for small business through a 50 per cent increase to funding for assistance programs.

We are also establishing experts and resources in the Office of the Small Business Commissioner that will work with small business to help ease the regulatory burden and cut red tape.

We are also raising the threshold for payroll tax to $689,000.

Supporting the Vulnerable

Madam Speaker

The true mark of a society is how we support the most vulnerable and this year our fiscal discipline enables us to continue to deliver that support.

This Budget will continue to support the vulnerable with over $700 million over 4 years in new money for programs to help the vulnerable and those who help them.

We will expand disability services with $336 million delivering 9,125 new places as part of Stronger Together Two, as well as provide funding for out-of-home care to protect vulnerable children and young people who cannot live with their parents.

$134 million has been allocated for specialist homelessness services, such as refuge and crisis accommodation for 65,400 people to help break the cycle of dependence.

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There is a boost to funding for mental health services including $40 million for the new Mental Health Commission and more money for cochlear implants to help children with hearing difficulties.

To help those impacted by natural disasters, storms and floods, an extra $96 million will be spent to help the SES prepare for and respond to flood and storm events.

Madam Speaker

As I said earlier, the hard decisions in this Budget will enable the O’Farrell Government to invest in the economic drivers of this great State.

There is a fiscal link to supporting the vulnerable, building the infrastructure and building a stronger economy – you must live within your means.

You must make sure your finances are sustainable.

You must make sure your finances are responsible.

Conclusion

Madam Speaker

This Government is getting on with the job of building a stronger New South Wales.

This Budget builds on our first year in office.

This Budget builds for the future of this great State.

In this Budget we have taken tough and difficult decisions.

We have taken our medicine today, so we can have a healthy future.

We have not taken this action lightly.

We have done this in the interests of the people, communities and economy of this State.

We have taken control of our finances.

We will lead by example, spending taxpayers’ money wisely.

We will be financially responsible and end waste in Government programs, and

We will target our spending to the economic drivers of this State.

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Unlike our predecessors, we have been open and transparent in this Budget.

This is not just what the community expects from its government, but what it deserves.

The people of this State want to see a strong, prosperous and resilient New South Wales.

They want a government that takes decision in their best interests and delivers for them.

Today we deliver on that and make decisions for a stronger tomorrow.

In an uncertain world, these are the right decisions for difficult economic times.

I commend the Bills to the House.

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